Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

RECEIVED
2004 DEC 28 P 3:06
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXEMPTION NUMBER FILE N° 82.3336

04054070

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
December 16th 2004

SUPPL

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press information :

- December 15th 2004

Sincerely yours.

dlw 1/4

Finance Department Manager

F. Moreau

F. MOREAU

PROCESSED
JAN 04 2005
THOMSON
FINANCIAL

Press release

Ciments Français

Italcementi Group

EXEMPTION NUMBER FILE N° 82.3336

PUBLIC TENDER OFFER FOR SUEZ CEMENT COMPANY EXTENDED TO 30 DECEMBER

Paris, 15 December 2004 – Ciments Français, the subholding of Italcementi Group for the international activities, in accordance with Egyptian market authorities, announces the extension from 16 December to 30 December 2004 of the validity term of its public tender offer, with a consortium of International Investors up to 65.9% of the Suez Cement Company.

The new deadline will allow more time for the decision making process of companies and institutions holding Suez Cement Company shares.

This public tender offer, launched last 6 December, envisages the payment of 80.05 EGP per share, with a premium of over 12% of the average stock market price during the month of November.

Ciments Français already holds 34.1% of the capital of Suez Cement Company acquired during the first phase of the privatisation of the company, launched in 2001 by the Egyptian government.

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 42 91 77 20

Investor Relations :
Tel : +33(0)1 42 91 76 76
Media Relations :
Tel : +33 (0)1 42 91 75 20

Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

EXEMPTION NUMBER FILE N° 82.3336

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
December 16th 2004

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press Information :

- December 15th 2004

Sincerely yours.

Finance Department Manager

F. MOREAU

Personal copy : Miss Sandra FOLSON

Press release

Ciments Français
Italcementi Group

EXEMPTION NUMBER FILE N° 82.3336

PUBLIC TENDER OFFER FOR SUEZ CEMENT COMPANY EXTENDED TO 30 DECEMBER

Paris, 15 December 2004 – Ciments Français, the subholding of Italcementi Group for the international activities, in accordance with Egyptian market authorities, announces the extension from 16 December to 30 December 2004 of the validity term of its public tender offer, with a consortium of International Investors up to 65.9% of the Suez Cement Company.

The new deadline will allow more time for the decision making process of companies and institutions holding Suez Cement Company shares.

This public tender offer, launched last 6 December, envisages the payment of 80.05 EGP per share, with a premium of over 12% of the average stock market price during the month of November.

Ciments Français already holds 34.1% of the capital of Suez Cement Company acquired during the first phase of the privatisation of the company, launched in 2001 by the Egyptian government.

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 42 91 77 20

Investor Relations :
Tel : +33(0)1 42 91 76 76
Media Relations :
Tel : +33 (0)1 42 91 75 20